UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Entry into a Material Agreement

On December 12, 2024, Mainz Biomed N.V. (the “Company”) and an institutional investor (the “Purchaser”) entered into a securities purchase agreement (the “SPA”), pursuant to which the Company sold to the Purchaser (i) 220,165 ordinary units, with each ordinary unit consisting of one ordinary share, one class A warrant to purchase one ordinary share (the “Class A Warrant”), and one class B warrant to purchase one ordinary share (the “Class B Warrant”), and (ii) 1,147,356 pre-funded units with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share, one Class A Warrant, and one Class B Warrant “Offering”). Each ordinary unit was sold at an offering price of $5.85 per unit, and each pre-funded unit sold at an offering price of $5.85 per unit less the nominal remaining exercise price of $0.0001. The Offering resulted in gross proceeds to the Company of approximately $8,000,000 before deducting placement agent fees and other estimated offering expenses (the “Offering”). The Offering closed on December 16, 2024.

Each pre-funded warrant is immediately exercisable upon issuance and can be exercised until all such pre-funded warrants are exercised at the remaining exercise price per share equal to $0.001. Each Class A Warrant is immediately exercisable upon issuance at an exercise price of $5.85 per share and will expire five years from the date of issuance. Each Class B Warrant is immediately exercisable upon issuance at an exercise price of $5.85 per share and will expire on the earlier of (a) 30 days following receipt of results from the Company’s eAArly Detect 2 study, or (b) one year from the date of issuance. Each Class A Warrant and Class B Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, as well as any subsequent financings at an effective price per share less than the exercise price of the Class A Warrant or Class B Warrant then in effect.

The Company also entered into a placement agency agreement dated December 12, 2024 (the “Placement Agency Agreement”) with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. Pursuant to the Placement Agency Agreement, the Company paid the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering plus $100,000 in fixed fees.

The form of the Class A Warrant, the Class B Warrant, the Pre-Funded Warrant, the SPA, and the Placement Agency Agreement were described in the Registration Statement on Form F-1 (no. 333-282993) for the Offering and were attached as exhibits thereto.

Other Events

On December 16, 2024, the Company issued a press release announcing the Offering entitled “Mainz Biomed Announces Closing of $8.0 Million Follow-On Offering”. A copy of the press release is attached hereto as Exhibit 99.1

The information contained in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-269091).

Exhibit No.	Exhibit
99.1	Press Release entitled “Mainz Biomed Announces Closing of $8.0 Million Follow-On Offering”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 16, 2024	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Chief Financial Officer

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